UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

THERABIOGEN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88338E107

(CUSIP Number)

February 16, 2012

(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

[_]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 88338E107

1)     Names  of  Reporting  Persons.      LeadDog Capital, LP
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)
              22-3967904

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [ X ]

3)     SEC  Use  Only

4)     Citizenship  or  Place  of  Organization        Delaware

NUMBER OF	5) Sole Voting Power 1,722,816 (a)
SHARES
BENEFICIALLY	6) Shared Voting Power -0-
OWNED BY
EACH
REPORTING	7) Sole Dispositive Power 1,722,816 (a)
PERSON
WITH:	8) Shared Dispositive Power -0-

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

               1,722,816 (a)

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

          2.99%  (a)

12)     Type  of  Reporting  Person  (See  Instructions)

              PN

(a)  LeadDog Capital, LP (“LeadDog LP”) is the beneficial owner of approximately 825,000 of convertible promissory notes (“Notes”) and convertible debentures (“Debentures”) that may be converted into common stock of TheraBiogen, Inc., formerly known as Kushi Resources, Inc. (“Issuer”). The Notes and underlying common stock are being held pursuant to the terms of several escrow agreements. The terms of the Notes and the Debentures prohibit LeadDog LP from converting the Notes and Debentures to the extent such conversion would result in LeadDog LP and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 (“Exchange Act”)and the rules promulgated thereunder) in excess of 9.5% of the then issued and outstanding shares of common stock, including the shares issuable upon a conversion. Although LeadDog LP has sole voting and dispositive control of the common stock upon purchase, Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog LP’s general partner) may be deemed to have the right to direct the voting and dispositive control over such common stock. LeadDog Capital Markets, LLC is considered an affiliate of LeadDog LP so the combined beneficial ownership of LeadDog LP and LeadDog Capital Markets, LLC cannot exceed 9.5% of the then issued and outstanding shares of common stock of the Issuer, including the shares issuable upon a conversion.

CUSIP  No. 88338E107

1)     Names  of  Reporting  Persons.      LeadDog Capital Markets, LLC
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)
              80-0325704

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [ X ]

3)     SEC  Use  Only

4)     Citizenship  or  Place  of  Organization        New York

NUMBER OF	5) Sole Voting Power 367,195 (a)
SHARES
BENEFICIALLY	6) Shared Voting Power -0-
OWNED BY
EACH
REPORTING	7) Sole Dispositive Power 367,195 (a)
PERSON
WITH:	8) Shared Dispositive Power -0-

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

               367,195 (a)

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

          .64%  (a) (b)

12)     Type  of  Reporting  Person  (See  Instructions)

              OO

(a)  LeadDog Capital Markets, LLC (“LeadDog LLC”) is the beneficial owner of convertible promissory notes (“Notes”) and convertible debentures (“Debentures”) that may be converted into common stock of TheraBiogen, Inc., formerly known as Kushi Resources, Inc. (“Issuer”). The Notes and underlying common stock are being held pursuant to the terms of several escrow agreements. The terms of the Notes and the Debentures prohibit LeadDog LLC from converting the Notes and Debentures to the extent such conversion would result in LeadDog LLC and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 (“Exchange Act”)and the rules promulgated thereunder) in excess of 9.5% of the then issued and outstanding shares of common stock, including the shares issuable upon a conversion. Although LeadDog LLC has sole voting and dispositive control of the common stock upon purchase, Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (the general partner of LeadDog LP) may be deemed to have the right to direct the voting and dispositive control over such common stock. LeadDog Capital Markets, LLC is considered an affiliate of LeadDog LP so the combined beneficial ownership of LeadDog LP and LeadDog Capital Markets, LLC cannot exceed 9.5% of the then issued and outstanding shares of common stock of the Issuer, including the shares issuable upon a conversion.

ITEM  1.

(A)	NAME OF ISSUER

TheraBiogen, Inc., formerly known as Kushi Resources, Inc.

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

4400 Route 9 South, Suite 1000 Freehold, NJ 07728

ITEM  2.

(A)	NAME OF PERSONS FILING

LeadDog Capital, LP (Delaware) and
LeadDog Capital Markets, LLC (New York)
Chris Messalas and Joseph B. LaRocco as managing members of LeadDog Capital Markets, LLC (LeadDog Capital, LP’s general partner) have the right to direct the voting and dispositive control over such common stock owned by LeadDog Capital, LP and LeadDog Capital Markets, LLC.

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

55 Broad Street, 24th Floor New York, NY 10004

(C)	CITIZENSHIP

LeadDog Capital, LP (Delaware) and LeadDog Capital Markets, LLC (New York)

(D)	TITLE OF CLASS OF SECURITIES

Common Stock

(E)	CUSIP NUMBER

88338E107

ITEM  3.

     If  this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or  (c),  check  whether  the  person  filing  is  a:

Not Applicable.

ITEM  4.     OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

		LeadDog LP	LeadDog LLC
a.	Beneficial Ownership	1,722,816	367,195
b.	Percentage of Class	2.99%	.64%
c.	Sole Voting Power	1,722,816	367,195
	Shared Voting Power	-0-	-0-
	Sole Dispositive Power	1,722,816	367,195
	Shared Dispositive Power	-0-	-0-

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following  /___/.

See Item 4 above.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM  7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE  SECURITY  BEING  REPORTED  ON  BY  THE  PARENT  HOLDING  COMPANY

                      Not Applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

See Item 2 section A above.

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

         Not Applicable.

 ITEM  10.     CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, thesecurities referred to above were not acquired and are not held for the purpose of or with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

LeadDog Capital, LP by its General Partner LeadDog Capital Markets, LLC

Dated: February 16, 2012	By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Markets, LLC

By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT made as of this 16th day of February, 2012 by and among LeadDog Capital, LP ("LeadDog LP") and LeadDog Capital Markets, LLC (“LeadDog LLC”).

WHEREAS, LeadDog LP and LeadDog LLC collectively through the ownership of convertible notes and convertible debentures are entitled to beneficially own more than five (5%) percent but not more than nine and one-half percent (9.5%) of the issued and outstanding common stock, $.001 par value of TheraBiogen, Inc. formerly known as Kushi Resources, Inc. ("TheraBiogen Common Stock"), a Nevada corporation; and

WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

NOW, THEREFORE, the parties agree as follows:

1. LeadDog LP and LeadDog LLC hereby agree to jointly file this Schedule 13G with the SEC regarding the beneficial ownership of TheraBiogen Common Stock and to file any and all amendments and supplements thereto.

2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

LeadDog Capital, LP by its General Partner LeadDog Capital Markets, LLC

Dated: February 16, 2012	By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

LeadDog Capital Markets, LLC

By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member